September 9, 2011
Mr. Marc Thomas
Staff Accountant, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    FHLB Seattle
Form 10-K Filed March 23, 2011
Form 10-Q Filed May 12, 2011
Form 10-Q Filed August 11, 2011
File No. 000-51406
Dear Mr. Thomas:
This letter sets forth the responses of the Federal Home Loan Bank of Seattle (the “Seattle Bank”) to the comments of the Securities and Exchange Commission staff (the “Staff”) relating to the Seattle Bank's Annual Report on Form 10-K for the year ended December 31, 2010 (the "Form 10-K") and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011, contained in your letter dated August 12, 2011 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter.
Form 10-K
Results of Operations for the Years Ended December 31, 2010, 2009 and 2008, page 105

1.
Please revise the introductory paragraph to this section in future filings to include a discussion of the significant contribution that the change in the valuation technique used to fair value certain derivatives made to net income, or advise.

Response to Comment 1
Using the language from the Form 10-K as an example, we will revise our disclosure in the referenced section of applicable future filings consistent with the following (new language in bold):
“We recorded net income of $20.5 million for the year ended December 31, 2010, an increase of $182.1 million from a 2009 net loss of $161.6 million. The improvement in net income was primarily due to lower additional credit-related charges recorded on PLMBS classified as other-than-temporarily impaired. We recorded $106.2 million of

Mr. Marc Thomas
September 9, 2011

additional credit losses on our PLMBS for the year ended December 31, 2010, compared to $311.2 million of credit losses for 2009. The additional losses were due to revised assumptions regarding economic trends and their adverse effects on the mortgages underlying these securities. Net interest income declined to $176.1 million for the year ended December 31, 2010 from $214.6 million for 2009. While favorably impacted by improved debt funding costs, net interest income for the year ended December 31, 2010 was negatively impacted by lower advance volumes, a declining balance in mortgage loans held for portfolio, and lower returns on short-term and variable interest-rate investments due to the prevailing low-interest-rate environment. Net interest income was also negatively impacted by $17.1 million of premium amortization on certain of our hedged AFS securities, which was substantially offset by $16.9 million of net gains recorded on the derivatives hedging these assets. In addition, other income for the year ended December 31, 2010 included a positive effect of $8.9 million from a modeling refinement made in June 2010 relating to valuing certain of our derivative instruments.”
Net Gain (Loss) on Derivatives and Hedging Activities, page 115
Critical Accounting Policies, page 118

2.
Please revise future filings to discuss the fact pattern that precipitated the change in valuation technique used to fair value certain derivatives. Discuss in more detail the prior technique and what the results would have been had you continued to apply it. Identify the specific derivatives to which this technique is applied and discuss why the new technique is more preferable, including why it was not applied prior to June 2010.

Response to Comment 2
Using the language from the Form 10-K as an example, we will revise our disclosures in the referenced sections of applicable future filings consistent with the following (new language in bold; deleted language in ~~strikethrough~~):
Critical Accounting Policies
“In June 2010, we enhanced our valuation technique for determining the fair value of our interest-rate exchange agreements indexed on one-month LIBOR, replacing a less precise methodology for estimating the fair value of these instruments with a more precise methodology which incorporates a market observable basis spread adjustment into the fair value calculation. ~~our derivatives by using market observable basis spread adjustment for interest-rate exchange agreements indexed to one-month LIBOR.~~ The basis spread adjustment is determined from market observable basis swap spreads. Basis swaps are interest-rate swaps whose variable interest-rate pay and receive components have different terms or are tied to different indices. Prior to this enhancement, we calculated the fair value of ~~valued these instruments~~ interest-rate exchange agreements indexed to one-month LIBOR by discounting the instruments' cash flows using the forward interest rates from the LIBOR spot curve. ~~using three-month LIBOR rate and common interpolation techniques to adjust fair values for expected difference between that rate and the one-month LIBOR rate incorporated in these instruments.~~

Mr. Marc Thomas
September 9, 2011

In late 2008 during a time of significant volatility in the credit markets, our routine control processes identified a divergence between our model-generated fair values and counterparty values on certain of our interest-rate exchange agreements. Working jointly with Polypaths, our third-party valuation model vendor, we determined that the divergence resulted from an increase in the basis difference between one- and three-month LIBOR, which at that point was not reflected in the valuation model. As part of our governance and monitoring processes, we continued to monitor the differences between our model-generated fair values and counterparty values to confirm that the divergence did not become material to our financial statements. In December 2009, an enhanced version of our valuation model was released by Polypaths, which included functionality that allowed for an election to account for the basis-spread difference between one- and three-month LIBOR using a market observable basis-spread adjustment. During the first five months of 2010, we performed detailed validation testing to evaluate whether the new functionality resulted in a net overall improvement to our modeled market price estimates (i.e., the differences between model results and counterparty values were stable or decreasing), while continuing to monitor the differences between our model-generated fair values and counterparty values to confirm that the divergence did not become material to our financial statements. Our validation testing was completed during the second quarter of 2010 and we decided to implement this enhanced functionality into our valuation model for the second quarter 2010 financial reporting period. As of June 30, 2010, the notional amount of interest-rate exchange agreements indexed to one-month LIBOR totaled $9.9 billion, of which $1.3 billion were in advance hedging relationships and $8.6 billion were in consolidated obligation bond hedging relationships.
We believe this new enhanced valuation technique provides a better estimate of fair value since it ~~is based upon~~ incorporates a more precise, market observable input into our ~~observable market data~~ fair value estimates. As a result of our implementation of this enhanced valuation technique, our net fair value hedge ineffectiveness of $21.1 million for the ~~three months ended June 30, 2010 reflected an $11.6 million~~ year ended December 31, 2010 reflected an $8.9 million net gain on derivatives and hedging activities related to our fair value hedges, all of which were effective as of December 31, 2010 and are expected to continue to remain effective prospectively. We will continue to monitor market conditions and their potential effects on our fair value measurements for derivatives.”
Net Gain (Loss) on Derivatives and Hedging Activities
“The increase of $41.5 million in the net gain on derivatives and hedging activities for the year ended December 31, 2010 compared to the same period in 2009, was partially due to ineffectiveness in our hedging relationships. In addition, several of our AFS securities in benchmark fair value hedges were purchased at significant premiums with corresponding up-front swap fees. The up-front swap fees were recognized through adjustments to fair value each applicable period within "total net gain (loss) related to fair value hedge ineffectiveness" in the table above. Accretion of the corresponding premiums on the hedged AFS securities is recorded within AFS investment interest income (i.e., within net interest margin). However, for the year ended December 31, 2010, the net gain of $16.9 million on our hedged AFS securities was essentially offset by premium amortization of $17.1 million on our AFS securities. In addition, in June

Mr. Marc Thomas
September 9, 2011

2010, we enhanced our valuation technique for determining the fair value of our interest-exchange agreements indexed on one-month LIBOR, replacing a less precise methodology for estimating the fair value of these instruments with a more precise methodology which incorporates a market observable basis spread adjustment into the fair value calculation. ~~June 2010, the Seattle Bank enhanced its valuation technique for determining the fair value of certain of its derivatives by using a market observable basis spread adjustment for interest-rate exchange agreements indexed to one-month LIBOR.~~ The net gain on fair value hedge ineffectiveness of $21.1 million for the year ended December 31, 2010 included an $8.9 million positive effect related to this valuation methodology change, compared to a net loss on fair value hedge ineffectiveness of $13.1 million for the year ended December 31, 2009. ~~. As a result of our implementation of the enhanced valuation technique, our net hedge ineffectiveness for the three months ended June 30, 2010 reflected an $11.6 million net gain on derivatives and hedging activities related to our fair value hedges, all of~~ All fair value hedges were effective as of December 31, 2010 and are expected to continue to remain effective prospectively. See “-Critical Accounting Policies and Estimates” in this report for additional information on our valuation modeling change.”
Determination of Allowance for Credit Losses, page 123

3.
Please revise future filings to expand the discussion of the methodology used to determine the inherent losses in your mortgage loan portfolio and, specifically, how it incorporates credit enhancements. Consider the need to provide quantified information of how credit enhancements will cover your delinquent loans, specifically setting forth the waterfall of those enhancements, and how they result in your recorded allowance.

Response to Comment 3
Using the language from the Form 10-K as an example, we will expand in the referenced section of applicable future filings our discussion of our methodology for determining the inherent losses in our mortgage loan portfolio, consistent with the following (new language in bold; deleted language in ~~strikethrough~~):
“We analyze our mortgage loans held for portfolio on a quarterly basis by determining inherent credit losses, comparing the inherent credit losses to credit enhancements, and establishing general or specific reserves if necessary. We believe that we have adequate policies and procedures in place to effectively manage our mortgage loan credit risk ~~effectively~~. We estimate loan losses based on our projection of loan losses inherent in the mortgage loan portfolio as of the statement of condition date. Any allowance for loan losses is reported as a separate line item in the statement~~s~~ of condition. Our analysis employs a consistently applied methodology to determine our best estimate of inherent credit losses, including consideration of credit enhancements.
Until 2006, when we stopped purchasing mortgage loans under our Mortgage Purchase Program (“MPP”), we acquired both government-guaranteed and conventional fixed-rate mortgage loans ~~under our MPP~~.

Mr. Marc Thomas
September 9, 2011

Government-Guaranteed Mortgage Loans
Government-guaranteed mortgage loans are insured by the Federal Housing Administration (the “FHA”). ~~and therefore, we have determined that they do not require a loan loss allowance.~~ The Seattle Bank member from which we purchased whole mortgage loans under the MPP maintains a guarantee from the FHA regarding the mortgage loans and is responsible for compliance with all FHA requirements for obtaining the benefit of the applicable guarantee with respect to a defaulted government-guaranteed mortgage loan; therefore, we have determined that these mortgage loans do not require a loan loss allowance.
Conventional Mortgage Loans
~~We are protected against credit losses on conventional mortgage loans by: (1) having the related real estate as collateral, which effectively includes the borrower's equity; (2) credit enhancements including PMI, if applicable; (3) the member's LRA; and (4) until April 25, 2008, SMI (after the credit downgrade of our SMI provider, MGIC, we cancelled our policies). We are exploring alternatives to address its technical violation of the requirement to credit enhance our MPP conventional mortgage loans to achieve the minimum level of portfolio credit protection specified by the Finance Agency. See Note 2 in "Part II. Item 8. Financial Statements and Supplementary Data-Audited FinancialStatements-Notes to Financial Statements."~~ Our credit risk exposure on conventional mortgage loans is the potential for financial loss due to borrower default or depreciation in the value of the real estate securing the applicable conventional mortgage loan, offset by (i) the borrower's equity in the related real estate held as collateral and (ii) the related credit enhancements, including primary mortgage insurance (“PMI”), if applicable, and the participating institution's lender risk account (“LRA”). PMI is additional insurance that lenders generally require from homebuyers obtaining mortgage loans in excess of 80% of the applicable home's value at the date of purchase. An LRA is a performance-based holdback reserve to which we have no rights other than those granted under the participating institutions' master contracts for reimbursement of conventional mortgage loan losses caused by the mortgagors' failure to pay amounts due in full. The required funding level for an LRA was established at the time of purchase based on our analysis of expected credit losses on the mortgage loans included in the applicable delivery contract. By the contractual terms, the LRA funds may be used only to offset any actual losses that may occur over the life of the applicable mortgage loans or will be returned to the participating institution if actual losses are less than expected.
Our review for credit loss exposure includes PMI and the LRA. For conventional loans, PMI, if applicable, covers losses or exposure down to ~~approximately~~ a loan-to-value ratio between approximately 65% and 80% based upon characteristics of the loans (i.e., the original appraisal and, depending on original loan-to-value ratios, term, amount of PMI coverage, and ~~characteristics~~ other terms of the loans). Each conventional mortgage loan is associated with a specific master contract and a related LRA. Once the borrower's equity and then PMI are exhausted, the participating institution's LRA provides additional credit loss coverage for our conventional mortgage loans ~~purchased~~ until ~~it~~ the LRA is exhausted. We assume the credit

Mr. Marc Thomas
September 9, 2011

exposure if the severity of losses on these loans were to exceed the borrowers' equity, PMI, and LRA coverage.
~~Our review of the credit enhancements (in addition to any PMI, if applicable) the LRA. The conventional mortgage loans are associated with specific master contracts and the related LRA and are considered when we evaluate credit quality.~~ We project the inherent losses on our conventional mortgage loans using the same modeling software, inputs, and assumptions that are used in our determination of other-than-temporary impairments of our PLMBS (as discussed in “-Estimation of OTTI Securities” above). These inputs and assumptions, which are applied to our individual conventional mortgage loans, relate to remaining payment terms, prepayment speeds, default rates, loss severity, loan characteristics, expected housing price changes, and interest-rate estimates.
For our allowance calculation, we include all estimated credit losses and estimated selling costs (“total estimated credit losses”) on mortgage loans currently in foreclosure, 180 days or more past due, or projected to become 180 days or more past due in the next 24 months. We then aggregate these total estimated credit losses at the master contract level and determine our loss exposure after credit enhancements (i.e., PMI and LRA). The LRA, which is recorded in “other liabilities” in our statements of condition, totaled $12.3 million and $16.3 million as of December 31, 2010 and 2009. Based on our analysis, as of December 31, 2010 and 2009, we determined that ~~the credit enhancement provided by our members in the form of the LRA was not sufficient to absorb the expected credit losses inherent in our mortgage loan portfolio, and we recorded~~ an allowance for credit losses of $1.8 million and $626,000 ~~related to our conventional mortgage loans held for portfolio~~ was required to cover the total estimated credit losses in excess of the credit enhancements as of such dates. ~~The LRA is recorded in “other liabilities” in the statements of condition and totaled $12.3 million and $16.3 million as of December 31, 2010 and 2009.~~
Additional information concerning our allowance for credit losses, including, among other things, loan-to-value and delinquency data and PMI coverage, is provided in “-Financial Condition-Mortgage Loans Held for Portfolio,” “Part I. Item 1. Business-Mortgage Loans Held for Portfolio-Measurement of Credit Risk,” and Notes 10 and 11 in “Part II. Item 8. Financial Statements and Supplementary Data-Audited Financial Statements-Notes to Financial Statements.”
We acknowledge that the Seattle Bank is responsible for the adequacy and accuracy of the disclosures in the filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings. In addition, we acknowledge that the Seattle Bank may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Mr. Marc Thomas
September 9, 2011

If you have any further comments or questions regarding this letter, please contact the undersigned at 206.340.2354, Daphne Kelley at 206.340.2421, or Kathy Burns at 206.340.2460.
Very truly yours,
/s/ Christina J. Gehrke
Christina J. Gehrke
Chief Accounting and Administrative Officer

cc:	Seattle Bank Board of Directors
Perkins Coie LLP
PricewaterhouseCoopers LLP
Federal Housing Finance Agency - Office of Chief Accountant